                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                        PRINCETON VIDEO IMAGE, INC.
                           ---------------------
                             (Name of Issuer)


                   Common Stock, no par value per share
           ----------------------------------------------------
                      (Title of Class of Securities)


                                742476-10-4
                         ------------------------
                              (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or to otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Page 1 of 8 Pages

                         SCHEDULE 13G

----------------------                                 -----------------
CUSIP No. 742476-10-4                                  Page 2 of 8 Pages
----------------------                                 ------------------
==========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Enrique F. Senior
--------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                 (b)  [x]
--------------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------------
 CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------
5  SOLE VOTING POWER
40,000 (Constitutes shares of Common Stock underlying options)
---------------------------------------------------------------------------
6  SHARED VOTING POWER
   0
---------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
40,000 (Constitutes shares of Common Stock underlying options)
---------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
   0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000 (Constitutes shares of Common Stock underlying options)
---------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                                     [x]
---------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        .5%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        IN
===========================================================================

                               SCHEDULE 13G

---------------------                             --------------------
CUSIP No. 742476-10-4                             Page 3 of 8 Pages
---------------------                             --------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Allen Holding Inc.
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [x]
--------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
--------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------
5  SOLE VOTING POWER
       0
--------------------------------------------------------------------------
6  SHARED VOTING POWER
       0
--------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
       0
--------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
       0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                         [x]
--------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      12.5% (reflects shares held by a wholly-owned subsidiary)
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        HC
=========================================================================

                               SCHEDULE 13G

----------------------                            --------------------
CUSIP No. 742476-10-4                             Page 4 of 8 Pages
----------------------                            --------------------

===========================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
   Allen & Company Incorporated
---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]
                                                            (b)  [x]
--------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
--------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------
5  SOLE VOTING POWER
1,092,430 (Includes 858,226 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------
6  SHARED VOTING POWER
            0
--------------------------------------------------------------------------
7  SOLE DISPOSITIVE POWER
1,092,430 (Includes 858,226 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
            0
---------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,092,430 (Includes 858,226 shares of Common Stock underlying warrants)
--------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                         [X]
--------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        12.5%
---------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
        BD; CO
=========================================================================

                                           Page 5 of 8 Pages

                         SCHEDULE 13G


Item 1.

          (a)  Name of Issuer:

               Princeton Video Image, Inc.

          (b)  Address of Issuer's Principal Executive Office:

               15 Princess Road
               Lawrenceville, New Jersey 08648

Item 2.   Name of Person Filing

          (a)  Name of Person Filing:

               Enrique F. Senior ("Senior")
               Allen & Company Incorporated ("ACI")
               Allen Holding Inc.("AHI")

          (b)  Address of Principal Office:

               711 Fifth Avenue
               New York, New York 10022


          (c)  Citizenship/Organization:

               Senior - United States
               ACI - New York
               AHI - Delaware

          (d)  Title Class of Securities:

               Common Stock, no par value per share

          (e)  CUSIP Number:  742476-10-4


Item 3.   If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

          (a)  [X]  ACI is a Broker-Dealer registered under Section 15 of the Act.
          (g)  [X]  AHI is a parent holding company in accordance with
                     Rule 13d-1(b)(ii)(G).

                                             Page 6 of 8 Pages

Item 4.   Ownership.

          (a)  Amount Beneficially Owned (ACI):

               ACI beneficially owns 1,092,430* shares of the Issuer's Common Stock, no par value per share (the "Common Stock"). This amount does not include: (i) shares of Common Stock underlying options owned by Senior, a Managing Director and Executive Vice President of ACI and a director of the Issuer; and (ii) 6,436 shares of Common Stock held by certain officers and directors of ACI.

          (b)  Percent of Class:  12.5%

          (c)  Number of Shares to Which Such Person Has:

                 (i)     Sole voting power - 1,092,430(1)
                (ii)   Shared voting power - 0
               (iii)   Sole dispositive power - 1,092,430(1)
                (iv)   Shared dispositive power - 0

          (a)  Amount Beneficially Owned (Senior):

               40,000. This amount does not include: (i) the 1,092,430 shares of Common Stock beneficially owned by ACI and (ii) 6,436 shares of Common Stock held by certain officers and directors of ACI.

          (b)  Percent of class:   .5%

          (c)  Number of Shares to Which Such Person Has:

               (i)       Sole voting power - 40,000(2)
               (ii)      Shared voting - 0(3)
               (iii)     Sole dispositive power - 40,000(2)
               (iv)      Shared dispositive power -0(3)

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

                                             Page 7 of 8 Pages



Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




















* Such shares may be deemed to be beneficially owned indirectly: (i) by Senior, a managing director of ACI, and (ii) by AHI through ACI, a wholly owned subsidiary. Senior and AHI each disclaim beneficial ownership of such shares.

(1) Includes (i) 478,226 shares of Common Stock underlying warrants owned of record by ACI and (ii) 380,000 shares of Common Stock underlying warrants which ACI received for services rendered in connection with the Issuer's initial public offering.

(2)  Constitutes shares of Common Stock underlying options.

(3) Excludes shares that are beneficially owned by ACI, of which Senior is a managing director and executive vice president, and by certain officers, directors and employees of ACI. Senior disclaims beneficial ownership of such shares.
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                                         Page 8 of 8 Pages




Signature: After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  December 31, 1997


ALLEN & COMPANY INCORPORATED

       /s/ Gaetano J. Casillo
By:-----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


ALLEN HOLDING INC.

       /s/ Gaetano J. Casillo
By:----------------------------
Name:  Gaetano J. Casillo
Title: Vice President


/s/  Enrique F. Senior
-------------------------------
Enrique F. Senior

109710